UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Eros International Plc

(Name of Issuer)

A Ordinary Shares, par value British pound sterling 0.30 per share (“A Shares”)

(Title of Class of Securities)

G3788M114

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,755,310*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,755,310*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,310*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 62,239,453 A Shares reported by Eros International Plc (the “Issuer”) as outstanding as of September 30, 2018 in its quarterly report on Form 6-K dated, and filed with the Securities and Exchange Commission (the “Commission”) on, November 16, 2018.

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,755,310*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,755,310*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,310*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 62,239,453 A Shares reported by the Issuer as outstanding as of September 30, 2018 in its quarterly report on Form 6-K dated, and filed with the Commission on, November 16, 2018.

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,755,310*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,755,310*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,310*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 62,239,453 A Shares reported by the Issuer as outstanding as of September 30, 2018 in its quarterly report on Form 6-K dated, and filed with the Commission on, November 16, 2018.

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Dunearn Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,755,310*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,755,310*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,310*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 62,239,453 A Shares reported by the Issuer as outstanding as of September 30, 2018 in its quarterly report on Form 6-K dated, and filed with the Commission on, November 16, 2018.

CUSIP No.    G3788M114

1	NAMES OF REPORTING PERSONS Northbrooks Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,755,310*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,755,310*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,755,310*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*   See Item 4 of this Schedule.

** Based on 62,239,453 A Shares reported by the Issuer as outstanding as of September 30, 2018 in its quarterly report on Form 6-K dated, and filed with the Commission on, November 16, 2018.

Item 1(a).	Name of Issuer:

Eros International Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

550 County Avenue

Secaucus, New Jersey 07094

United States of America

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).
(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.
(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.
(iv)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.
(v)	Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”), a wholly-owned subsidiary of Dunearn.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(ii)	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(iii)	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(iv)	c/o SGG Corporate Services (Mauritius) Ltd
33 Edith Cavell Street
Port Louis, Republic of Mauritius 11324

(v)	c/o SGG Corporate Services (Mauritius) Ltd
33 Edith Cavell Street
Port Louis, Republic of Mauritius 11324

Item 2(c).	Citizenship:

(i)	Republic of Singapore
(ii)	Republic of Singapore
(iii)	Republic of Singapore
(iv)	Republic of Mauritius
(v)	Republic of Mauritius

Item 2(d).	Title of Class of Securities:

A Ordinary Shares, par value British pound sterling 0.30 per share.

Item 2(e).	CUSIP Number:

G3788M114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2018, 2,755,310 A Shares were directly and beneficially owned by Northbrooks. Northbrooks is wholly owned by Dunearn, which in turn is wholly owned by Seletar, which in turn is wholly owned by Temasek Capital, which in turn is wholly owned by Temasek Holdings. Therefore, as of December 31, 2018, each of Dunearn, Seletar, Temasek Capital and Temasek Holdings may be deemed to beneficially own the 2,755,310 A Shares beneficially owned by Northbrooks.

(b)	Percent of class:

As of December 31, 2018, the 2,755,310 A Shares directly and beneficially owned by Northbrooks, and which may be deemed to have been beneficially owned by each of Dunearn, Seletar, Temasek Capital and Temasek Holdings, constituted approximately 4.4% of the A Shares outstanding.

All percentage calculations in this Schedule are based on 62,239,453 A Shares reported by the Issuer as outstanding as of September 30, 2018 in its quarterly report on Form 6-K dated, and filed with the Commission on, December 31, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 2,755,310

Temasek Capital: 2,755,310

Seletar: 2,755,310

Dunearn: 2,755,310

Northbrooks: 2,755,310

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 2,755,310

Temasek Capital: 2,755,310

Seletar: 2,755,310

Dunearn: 2,755,310

Northbrooks: 2,755,310

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019		TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

Dated: February 14, 2019		TEMASEK CAPITAL (PRIVATE) LIMITED(1)

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Dated: February 14, 2019		SELETAR INVESTMENTS PTE LTD(1)

	By:	/s/ Tabitha Sum Wei Ching
Name: Tabitha Sum Wei Ching
Title: Director

Dated: February 14, 2019		DUNEARN INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

Dated: February 14, 2019		NORTHBROOKS INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

(1)

This amendment is being filed jointly by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Northbrooks Investments (Mauritius) Pte Ltd pursuant to their Joint Filing Agreement dated July 14, 2014 filed as an exhibit to the amendment to Schedule 13G filed by Temasek Holdings (Private) Limited, Fullerton (Private) Limited, Temasek Fullerton Alpha Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Northbrooks Investments (Mauritius) Pte Ltd with respect to the Issuer on July 14, 2014.